DESCRIPTION OF COMMON STOCK
The following description of the Southwest Gas Holdings, Inc.’s (“Southwest Gas Holdings”) common stock is only a summary and is qualified in its entirety by reference to our articles of incorporation and bylaws. Therefore, you should read carefully the more detailed provisions of our articles of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to Southwest Gas Holdings Form 8-K12B dated September 20, 2019. References to “we,” “us,” “our” and “Southwest Gas Holdings” are to Southwest Gas Holdings, Inc., a Delaware corporation.
The authorized capital stock of Southwest Gas Holdings consists of (1) 120,000,000 shares of Southwest Gas Holdings common stock, with a $1.00 par value, (2) 5,000,000 shares of preferred stock, without par value, and (3) 2,000,000 shares of preference stock, with a $20.00 par value. No other classes of capital stock are authorized under our articles of incorporation.
The holders of Southwest Gas Holdings common stock are entitled to receive such dividends as the Southwest Gas Holdings board of directors may from time to time declare, subject to any rights of holders of outstanding shares of Southwest Gas Holdings preferred or preference stock. Except as otherwise provided by law, each holder of common stock is entitled to one vote per share on each matter submitted to a vote of a meeting of stockholders, subject to series voting rights of holders of preferred or preference stock.
In the event of any liquidation, dissolution or winding up of Southwest Gas Holdings, whether voluntary or involuntary, the holders of shares of Southwest Gas Holdings common stock, subject to any rights of the holders of outstanding shares of Southwest Gas Holdings preferred or preference stock, are entitled to receive any remaining assets of Southwest Gas Holdings after the discharge of its liabilities.
Holders of Southwest Gas Holdings common stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Southwest Gas Holdings common stock does not contain any redemption provisions or conversion rights and is not liable to assessment or further call.
EQ Shareowner Services is the registrar and transfer agent for our common stock.

ANTI-TAKEOVER MATTERS
Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging persons from acquiring large blocks of Southwest Gas Holdings stock or delaying or preventing a change in control of Southwest Gas Holdings. The material provisions which may have such an effect are:
(a)        provisions requiring a super-majority vote by holders of common stock in order to approve certain types of business combinations;
(b)        a provision permitting the Southwest Gas Holdings board of directors to make, amend or repeal the bylaws;
(c)        authorization for the Southwest Gas Holdings board of directors to issue preferred or preference stock in any series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters);

(d)        advance notice procedures with respect to proposals other than those adopted or recommended by the Southwest Gas Holdings board of directors; and
(e)        provisions permitting amendment of certain of these provisions only by an affirmative vote of the holders of at least 65 percent of the outstanding shares of Southwest Gas Holdings common stock entitled to vote.